

December 7, 2009

Ms. Lynn Briggs
Chief Executive Officer
Saguaro Resources, Inc.
71 The Mead
Darlington, Durham DL1 1EU
United Kingdom

> **Re: Saguaro Resources, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed November 16, 2009**
> **File No. 333-162168**

Dear Ms. Briggs:

We have reviewed your response letter and your amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Financial Statements, page 35

1.   We note your disclosure that your financial statements for the period ended September 30, 2009 and related notes have been reviewed by Stan J.H. Lee, CPA. Please remove this statement or amend your document to include the report of the accountant on the review of your financial statements for the period ended September 30, 2009. See Rule 10-01(d) of Regulation S-X.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile

      Abby L. Ertz, Esq.
      (619) 564-8753